TERMINATION OF LICENSE AND PRODUCTION AGREEMENT

This Termination of License and Production Agreement is made as of the 7th day of August, 2020 by Burcon Nutrascience Corporation, a Territory of Yukon corporation, having its principal place of business 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2, and Burcon Nutrascience (MB) Corp., a Manitoba corporation, having its principal place of business 1946 West Broadway, Vancouver, British Columbia, V6J 1Z2,  (referred to collectively as "Burcon") and Archer-Daniels-Midland Company, a Delaware corporation, having a place of business at 4666 Faries Parkway, Decatur, Illinois, 62526 ("ADM"). Each of Burcon and ADM may be referred to as a Party, and collectively as the Parties.

WHEREAS, the Parties entered into a License and Development Agreement effective as of March 4, 2011, which has subsequently been amended ("License Agreement");

WHEREAS, the Parties entered into a Trademark Assignment and License effective as of June 22, 2011 ("Trademark Assignment"); and

WHEREAS, the Parties desires to mutually terminate the License and Production Agreement pursuant to Section 8.3(b) of the License Agreement, effective as of August 7, 2020.

Therefore the Parties agree:

    1. Pursuant to Section 8.3(b) of the License Agreement, the Parties agree to terminate the License Agreement as of August 7, 2020 ("the Termination Date").

    2. Burcon and ADM acknowledge that the Notice provisions of Section 11.11 of the License Agreement are deemed satisfied upon the signature of the Parties to this Termination of License and Production Agreement and Acknowledgement of Receipt.

      3. The Parties agree to comply with Section 8.4, Consequences of Termination of Agreement, of the License Agreement.

    4. Pursuant to Section 5(c) of the Trademark Assignment, Burcon agrees to pay ADM [commercially sensitive information redacted]% of the aggregate direct third party costs paid by ADM in connection with the marketing, trademark prosecution, and trademark maintenance of the CLARISOY Trademarks. Within 30 days of such payment to ADM, ADM agrees to assign the CLARISOY Trademarks to Burcon.

5. This Termination of License and Production Agreement and Acknowledgement of Receipt may be executed in counterparts and by facsimile and each such counterpart shall be deemed an original.

The parties have caused this Termination of License and Production Agreement and Acknowledgement of Receipt to be executed by their duly authorized representatives below.

BURCON NUTRASCIENCE CORPORATION

 "Johann F. Tergesen"

Per:__________________________________

Name: Johann F. Tergesen

Title: President & CEO

BURCON NUTRASCIENCE (MB) CORP.

 "Johann F. Tergesen"

Per:__________________________________

Name: Johann F. Tergesen

Title: President

ARCHER-DANIELS-MIDLAND COMPANY

 "Mike Zora"

Per:__________________________________

Name: Mike Zora

Title: Vice President